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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number     001-32494
Bois d’Arc Energy, Inc.

(Exact name of registrant as specified in its charter)
600 Travis Street, Suite 5200, Houston, Texas 77002 (713) 228-0438

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certificate or notice date: One
     Effective August 28, 2008, Bois d’Arc Energy, Inc. was merged with and into Stone Energy Offshore, L.L.C., a Delaware limited liability company and a direct, wholly-owned subsidiary of Stone Energy Corporation.
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Bois d’Arc Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 28, 2008	By:	STONE ENERGY OFFSHORE, L.L.C.

			By:	Stone Energy Corporation
its Sole Member

/s/ Andrew L. Gates, III

Name: Andrew L. Gates, III
Title: Senior Vice President, Secretary and
General Counsel